					UNITED STATES
			      SECURITIES AND EXCHANGE COMMISSION
				    Washington, D.C. 20549

					SCHEDULE 13D/A-2

			Under the Securities Exchange Act of 1934

				ROCHESTER TELEPHONE CORPORATION

			Common Stock ( par value $1.00 per share)
				(Title of Class of Securities)

					771758  10  9
					(CUSIP Number)

			Don A. Jensen, Vice President and Secretary
					Sprint Corporation
					P. O. Box 11315
				  Kansas City, Missouri 64112
					(913) 624-3326
(Name, Address and Telephone Number of Person Authorized to Receive Notices
				and Communications)

					February 15, 1994

				(Date of Event which Requires Filing of this
					Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

	Check the following box if a fee is being paid with the statement [  ].

					SCHEDULE 13D

CUSIP NO. 771758 10 9
1       NAME OF REPORTING PERSON
	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
	Sprint Corporation
	I.R.S. Identification No. 48-0457967
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
						(A) [  ]
						(B) [  ]
	N/A
3       SEC USE ONLY
4       SOURCE OF FUNDS*
	N/A
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) and 2(E)                                                                [  ]
	N/A
6       CITIZENSHIP OR PLACE OF ORGANIZATION
	Kansas
			7  SOLE VOTING POWER
NUMBER OF                  None
SHARES                  8  SHARED VOTING POWER
BENEFICIALLY               None
OWNED BY                9  SOLE DISPOSITIVE POWER
EACH                       None
REPORTING              10  SHARED DISPOSITIVE POWER
PERSON                     None
WITH
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	None
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
								     [  ]
	N/A
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	None
14      TYPE OF REPORTING PERSON*
	CO HC


				SCHEDULE 13D

CUSIP NO. 771758 10 9
1       NAME OF REPORTING PERSON
	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
	Centel Corporation
	I.R.S. Identification No. 48-0498479
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
						(A) [  ]
						(B) [  ]
	N/A
3       SEC USE ONLY
4       SOURCE OF FUNDS*
	N/A
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) and 2(E)                                                                [  ]
	N/A
6       CITIZENSHIP OR PLACE OF ORGANIZATION
	Kansas
			7  SOLE VOTING POWER
NUMBER OF                  None
SHARES                  8  SHARED VOTING POWER
BENEFICIALLY               None
OWNED BY                9  SOLE DISPOSITIVE POWER
EACH                       None
REPORTING              10  SHARED DISPOSITIVE POWER
PERSON                     None
WITH
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	None
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
								     [  ]
	N/A
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	None
14      TYPE OF REPORTING PERSON*
	CO HC


				SCHEDULE 13D

CUSIP NO. 771758 10 9
1       NAME OF REPORTING PERSON
	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
	C FON Corporation
	I.R.S. Identification No. 51-0351474
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
						(A) [  ]
						(B) [  ]
	N/A
3       SEC USE ONLY
4       SOURCE OF FUNDS*
	N/A
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) and 2(E)                                                                [  ]
	N/A
6       CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
			7  SOLE VOTING POWER
NUMBER OF                  None
SHARES                  8  SHARED VOTING POWER
BENEFICIALLY               None
OWNED BY                9  SOLE DISPOSITIVE POWER
EACH                       None
REPORTING              10  SHARED DISPOSITIVE POWER
PERSON                     None
WITH
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	None
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
								     [  ]
	N/A
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	None
14      TYPE OF REPORTING PERSON*
	CO


	This Amendment No. 2 (the "Amendment") relates to the Statement on Schedule 13D filed by Centel Corporation, a Kansas corporation ("Centel") on January 30, 1991 (the "13D") and Amendment No. 1 to the 13D filed by
Centel on August  10,  1991 ("Amendment  No.  1")  (the  13D   and  Amendment
No.   1 are collectively referred to herein as the "Schedule")   with  regard
to the beneficial ownership of shares of Common Stock (as defined in Item 1 below) of Rochester Telephone Corporation.

Item 1.   Security and Issuer

	The title of the class of equity securities to which this Amendment relates is common stock, par value $1.00 per share (the "Common Stock"), of Rochester Telephone Corporation, a New York corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 180 South Clinton Avenue, Rochester, New York 14646-0700.

Item 2.  Identity and Background.

	Pursuant to the terms of an Agreement and Plan of Merger dated as of May 27, 1992, as amended, among Sprint Corporation, a Kansas corporation ("Sprint"), Centel and F W Sub Inc., Centel became a wholly-owned subsidiary of Sprint effective as of March 9, 1993.

	This Amendment is filed on behalf of (1) Sprint, the parent corporation of Centel, with its principal place of business and principal office located at 2330 Shawnee Mission Parkway, Westwood, Kansas
66205, (2) Centel, a wholly owned subsidiary of Sprint,   with its  principal
place of business and principal office located  at  2330 Shawnee  Mission
Parkway,  Westwood, Kansas   66205  and  (3)  C  FON Corporation,  a Delaware
corporation and a wholly owned subsidiary of Centel ("C FON"), with its sole place of business located at 2500 West 4th Street, Wilmington,
Delaware  19805.     Sprint is a  diversified telecommunications  holding
company which  owns  subsidiaries   which provide   local   exchange,
cellular/wireless   and   domestic    and  international long-distance
telecommunications services.   Centel  owns subsidiaries  which provide
local exchange and other telecommunications services. C FON was formed by Centel on August 27, 1993 and is an investment management company which engages in the maintenance and management of intangible assets.

	Each  of  Sprint, Centel and C FON has executed a   Joint  Filing
Agreement consenting to the joint filing by them of this Amendment. Such Joint Filing Agreement is filed as Exhibit 6 to this Amendment and is incorporated herein by reference.

	(a) - (c), (f) The following tables set forth the name, title, business address and present principal occupation for each of the executive officers and directors of Sprint, Centel and C FON. All are citizens of the United States.

				DIRECTORS OF SPRINT

Name                    Principal Occupation
DuBose Ausley           President of Ausley, McMullen, McGehee,
			Carothers and and Proctor, P.A., a law
			firm



Warren L. Batts         Chairman and CEO, Premark International,
			Inc., a diversified consumer products
			company

Ruth M. Davis           President and CEO, The Pymatuning Group, Inc.
			a technology management services company



Joseph L. Dionne        Chairman and CEO, McGraw-Hill, Inc., a
			publisher


William T. Esrey        Chairman and CEO of Sprint


Donald J. Hall          Chairman, Hallmark Cards, Inc., manufacturer
			of greeting cards


Paul H. Henson          Chairman, Kansas City Southern Industries,
			Inc., a railroad and financial services
			holding company


Harold S. Hook          Chairman and CEO, American General
			Corporation, a financial services holding
			corporation

Robert E.R. Huntley     Counsel to Hunton & Williams, a law firm





George N. Hutton, Jr.   Private investor



Ronald T. LeMay         President - Long Distance Division of Sprint



Linda Koch Lorimer      Secretary of the University, Yale University




Charles H. Price II     Chairman of the Board, Mercantile Bank of
			Kansas City



Frank E. Reed           President and CEO, Philadelphia National Bank




Charles E. Rice         Chairman and CEO, Barnett Banks, Inc., a bank
			holding company


Stewart Turley          Chairman, President and CEO, Jack Eckerd
			Corporation, a diversified retailer



Business Address
Ausley, McMullen, McGehee, Carothers
and Proctor, P.A.
Washington Square Building
P.O. Box 391
Tallahassee, FL  32302

Premark International, Inc.
1717 Deerfield Road
Deerfield, IL  60015

The Pymatuning Group, Inc.
Suite 570
4900 Seminary Road
Alexandria, VA  22311

McGraw-Hill, Inc.
1221 Avenue of the Americas
New York, NY  10020

Sprint Corporation
P.O. Box 11315
Kansas City, MO  64112

Hallmark Cards, Inc.
P.O. Box 419580
Kansas City, MO  64141-6508

Sprint Corporation
Suite 210
4200 Somerset
Prairie Village, KS  66208

American General Corporation
P.O. Box 3247
Houston, TX  77253

Hunton & Williams
Riverfront Plaza - East Terrace
17th Floor
951 East Byrd Street
Richmond, VA  23219

George N. Hutton Company
P.O. Box 158
Hickory, NC  28603

Sprint Corporation
P.O. Box 11315
Kansas City, MO  64112

Office of the Secretary
Yale University
P.O. Box 208230
New Haven, CT  06520

Mercantile Bank of Kansas City
Suite 300
One West Armour Boulevard
Kansas City, MO  64111

Philadelphia National Bank
FC 1-1-2-2
P.O. Box 7618
Philadelphia, PA  19101-7618

Barnett Banks, Inc.
P.O. Box 40789
Jacksonville, FL  32203-0789

Jack Eckerd Corporation
P.O. Box 4689
Clearwater, FL  34618


		EXECUTIVE OFFICERS OF SPRINT WHO ARE NOT ALSO DIRECTORS

Name                    Title
Dennis E. Foster        President-Cellular and Wireless Division



D. Wayne Peterson       President-Local Telecommunications Division



J. Richard Devlin       Executive Vice President-Law and External
			Affairs


Arthur B. Krause        Executive Vice President-Chief Financial
			Officer


Gene M. Betts           Senior Vice President-Financial Services and
			Taxes


John R. Hoffman         Senior Vice President-External Affairs



A. Allan Kurtze         Senior Vice President-Operations, Local
			Telecommunications Division



John P. Meyer           Senior Vice President and Controller



Theodore H. Schell      Senior Vice President-Strategic Planning/
			Business Development


Richard C. Smith, Jr.   Senior Vice President-Quality Development
			and Public Relations


M. Jeannine Strandjord  Senior Vice President and Treasurer



I. Benjamin Watson      Senior Vice President-Human Resources



Don A. Jensen           Vice President and Secretary




Business Address
Sprint Cellular Company
8725 Higgins Road
Chicago, IL  60631

Sprint Corporation
P.O. Box 11315
Kansas City, MO  64112

Sprint Corporation
P.O. Box 11315
Kansas City, MO  64112

Sprint Corporation
P.O. Box 11315
Kansas City, MO  64112

Sprint Corporation
P.O. Box 11315
Kansas City, MO  64112

Sprint Corporation
P.O. Box 11315
Kansas City, MO  64112

Sprint Corporation
P.O. Box 11315
Kansas City, MO  64112

Sprint Corporation
P.O. Box 11315
Kansas City, MO  64112

Sprint Corporation
P.O. Box 11315
Kansas City, MO  64112

Sprint Corporation
P.O. Box 11315
Kansas City, MO  64112

Sprint Corporation
P.O. Box 11315
Kansas City, MO  64112

Sprint Corporation
P.O. Box 11315
Kansas City, MO  64112

Sprint Corporation
P.O. Box 11315
Kansas City, MO  64112



		DIRECTORS AND EXECUTIVE OFFICERS OF CENTEL

Name                    Title                   Principal Occupation
William T. Esrey        President               Chairman and CEO of Sprint



J. Richard Devlin       Director and Executive  Executive Vice President-Law
			Vice President          and External Affairs of
						Sprint

Arthur B. Krause        Director and Executive  Executive Vice President-Chief
			Vice President          Financial Officer of Sprint


John P. Meyer           Senior Vice President-  Senior Vice President and
			Controller              Controller of Sprint


M. Jeannine Strandjord  Senior Vice President-  Senior Vice President and
			Treasurer               Treasurer of Sprint


A. Allan Kurtze         Senior Vice President   Senior Vice President-
						Operations, Local
						Telecommunications Division
						of Sprint

Don A. Jensen           Director, Vice          Vice President and Secretary
			President and Secretary of Sprint


Business Address
Sprint Corporation
P.O. Box 11315
Kansas City, MO  64112

Sprint Corporation
P.O. Box 11315
Kansas City, MO  64112

Sprint Corporation
P.O. Box 11315
Kansas City, MO  64112

Sprint Corporation
P.O. Box 11315
Kansas City, MO  64112

Sprint Corporation
P.O. Box 11315
Kansas City, MO  64112

Sprint Corporation
P.O. Box 11315
Kansas City, MO  64112

Sprint Corporation
P.O. Box 11315
Kansas City, MO  64112


	      DIRECTORS AND EXECUTIVE OFFICERS OF C FON

Name                    Title                   Principal Occupation
Mark V. Beshears        Director                Assistant Vice President-State
						and Local Tax of Sprint


Robert C. Campbell      Director                President and general manager
						of various corporations

Andrew Panaccione       President and           Accountant for various
			Treasurer               corporations

Roseanne Brown          Vice President and      Administrative assistant for
			Secretary               corporations

Daniel E. Doherty       Director and Assistant  Attorney, Sprint
			Secretary


Business Address
Sprint Corporation
P.O. Box 11315
Kansas City, MO  64112

5 West 8th Street
Wilmington, DE  19808

4th Street Plaza, Suite 11
2500 West 4th Street
Wilmington, DE  19805

4th Street Plaza, Suite 11
2500 West 4th Street
Wilmington, DE  19805

Sprint Corporation
P.O. Box 11315
Kansas City, MO  64112

	(d) None of Sprint, Centel or C FON has been convicted in a criminal proceeding during the last five years (excluding traffic violations and similar misdemeanors). To the best knowledge of Sprint, Centel and C FON, none of the executive officers or directors of Sprint, Centel or C FON has been convicted in a criminal proceeding during the last five years (excluding traffic violations and similar misdemeanors).

	(e) During the last five years, none of Sprint, Centel or C FON has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Sprint, Centel or C FON was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
To the best knowledge of Sprint, Centel and C FON, during the past five years, none of the executive officers or directors of Sprint, Centel or C FON has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or states securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

	N/A

Item 4. Purpose of Transaction.

	Pursuant to the terms of a Securities Agreement, dated as of June
30,  1991,  between Centel and the Issuer, a copy  of  which  was filed  as
Exhibit  5  to  the  Schedule, the  Issuer  filed  with  the Securities and
Exchange Commission  Registration Statements on Form  S-3,  Nos.   33-40824
and  33-51601,  as  amended  (the   "Registration Statements").   C  FON  is
named as a Selling Stockholder in the Prospectus to the Registration Statements (the "Prospectus"). On February 15, 1994 (the "Closing Date"), all 2,885,000 shares of the Common Stock of the Issuer which are the subject of the Schedule (the "Shares") were sold in a public offering pursuant to the terms of the Prospectus (the "Sale"). The proceeds to C FON from the Sale (after deducting the underwriting
discount) were $117,708,000.   As  of the Closing Date, none of
Sprint, Centel or C FON beneficially owns any shares of the Common Stock of the Issuer.

	None of Sprint, Centel or C FON have any current plans or proposals which relate to or would result in any actions enumerated in the text of Item 4.

Item 5.   Interest in Securities of the Issuer.

	a) As of February 15, 1994, none of Sprint, Centel or C FON beneficially owns any shares of the Common Stock of the Issuer. As of December 31, 1993, Frank E. Reed, a director of Sprint, owned 1,000 shares of the Common Stock of the Issuer (the "Reed Shares"). None of Sprint, Centel or C FON claims any beneficial ownership in the Reed Shares. To the best knowledge of Sprint, Centel and C FON, none of the other executive officers or directors of Sprint, Centel or C FON beneficially owns any shares of the Common Stock of the Issuer.

	b)      Mr. Reed has the sole power to vote and dispose of the Reed
Shares.

	c) On December 17, 1993, Centel transferred the Shares to C FON, a wholly-owned subsidiary of Centel. On February 15, 1994, C FON sold the Shares in an underwritten public offering on the terms and conditions described in the answer to Item 4 provided above.

	d) To the best knowledge of Sprint, Centel and C FON, no other person has the right to receive or the power to direct the receipt of the proceeds from the Sale.

	e) As of February 15, 1994, none of Sprint, Centel or C FON was the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer.

	None.

Item 7. Material to be Filed as Exhibits.

	6. Joint Filing Agreement, dated February 15, 1994, among Sprint, Centel and C FON.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 1994

				SPRINT CORPORATION

				By:/s/ Don A. Jensen
				Don A. Jensen
				Vice President and Secretary

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 1994

				CENTEL CORPORATION

				By:/s/ Don A. Jensen
				Don A. Jensen
				Vice   President    and Secretary

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 1994

				C FON CORPORATION

				By:/s/ Andrew Panaccione
				Name:Andrew T. Panaccione
				Title:President

				INDEX TO EXHIBITS

Exhibit                 Exhibit                                         Page
No.

6                       Joint Filing Agreement, dated February 15,     16
			1994, amount Sprint Corporation, Centel
			Corporation and C FON Corporation